United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release
Signature Page

Summary of deliberations approved by the attending shareholders at the Extraordinary General Shareholders’ meeting, held on August 30, 2007
6.2	- the Proposal for Amendment of the By-Laws, aiming (i) to add a sole paragraph to Article 12; (ii) to amend the caput of Article 26; (iii) Article 27 Paragraphs 1º and 2º and the numbering of subsequent paragraphs shall be adjusted; (iv) to amend Article 29; (v) to amend Article 21 Item IV; (vi) to expand Article 25 by including an Item IV and (vii) to adjust Article 33 Item VI in order to correspond with the proposed amendment to Article 27, which shall be shall be adjusted as follows:

“Art. 12 (...)

Sole Paragraph — The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location.”

“Art. 26 — The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.”

“Art. 27 — The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§1º — In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer. §2º -In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term. §3º — Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer. §4º — Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief

Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.”

“Art. 29 — The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute; and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication.”

“Art. 21 — The Executive Development Committee shall be responsible for: (...)”. IV — issuing reports on health and safety policies proposed by the Executive Board” “Art. 25 — The Governance and Sustainability Committee shall be responsible for: (...) IV — issuing reports on policies related to the Company’s institutional social responsibilities, such as environmental-related issues and the Company’s social responsibilities, proposed by the Executive Board.” “Art. 33 (...) VI — indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Art. 27 Subsection II — Workings.”

6.3	- the Proposal for the forward Stock Split of Shares Issued by the Company, whereby each Common and Preferred Class A share issued by the Company will become 2 (two), shares, after the stock-split the caput of Articles 5º and 6º of CVRD’s bylaws will come into force with the following revised text:

“Art. 5º — Paid-up capital amounts to R$ 28,000,000,000.00 (twenty eight billion reais) corresponding to 4,919,314,116 (four billion, nine hundred and nineteen million, three hundred and fourteen thousand, one hundred and sixteen) book-entry shares, being R$ 17, 074,399,818.22 (seventeen billion, seventy-four million, three hundred and ninety-nine thousand, eight hundred and eighteen reais and twenty-two centavos), divided into 2,999,797,716 (two billion, nine hundred and ninety-nine million, seven hundred and ninety-seven thousand, seven hundred and sixteen) ordinary shares and R$ 10,925,600,181.78 (ten billion nine hundred and twenty five million six hundred thousand one hundred and eighty one reais and seventy-eight centavos), divided into 1,919,516,400 (one billion, nine hundred and nineteen million five hundred and sixteen thousand, four hundred) Preferred Class “A”, shares in including 12 (twelve) special class, all without nominal value.”

“Art. 6º — the company is authorized to increase its paid-up capital up to the limit of 3,600,000,000 (three billion, six hundred million) ordinary shares and 7,200,000,000 (seven billion, two hundred million) Preferred Class “A”. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its bylaws, through the issue of ordinary and/or preferred shares.”

6.4	- the consolidation of the amendments to the Company’s By-laws as the document attached hereto, which constitutes part of these Minutes;

6.5	- the ratification of the acquisition of the control of AMCI Holdings Australia, pursuant to §1 of article 256 of the Brazilian Corporate Law; and

6.6	— the appointment of Mr. Luciano Galvão Coutinho as a member of CVRD’s Board of Directors, replacing Mr. Demian Fiocca, who was appointed in the

Company’s General Shareholders’ Meeting held on April 27, 2007. Such Director shall remain in office until the next General Shareholders’ Meeting to be held in 2009. His fees shall be paid as established in the Company’s General Shareholders’ Meeting held on April 27, 2007.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: August 30th, 2007	By:	/s/ Roberto Castello Branco Roberto Castello Branco
Director of Investor Relations